3 May 2001
13/01

COURT APPROVES REUTERS PURCHASE OF BRIDGE ASSETS

London — Reuters, the global information, news and technology group, said today a US Bankruptcy Court has approved its bid to purchase certain assets of Bridge Information Systems Inc.

Bridge and some of its affiliates have been in reorganisation proceedings under Chapter 11 of the US Bankruptcy Code since earlier this year. At a hearing today in St. Louis, Missouri, the court reviewed the results of an auction for Bridge’s business operations. Bridge had declared Reuters the winner of that auction on Monday 30 April 2001.

Reuters acquisition would include the North American operations of Bridge Information Systems; the EJV bond pricing, data and analytics services; Bridge Trading Technologies, including Bridge Trading; eBridge; and the CRB Index.

Reuters and Bridge have entered into a definitive agreement for the acquisition. Reuters intends to make all necessary regulatory filings shortly, with the aim of completing the transaction as soon as possible. The transaction is also subject to finalising an agreement on key terms of a new network services agreement with Savvis Communications, Bridge’s network provider, and to other customary closing conditions specified in the documents filed with the Bankruptcy Court.

End

Contacts:

Peter V Thomas Director, Media Relations peter.v.thomas@reuters.com	Tel: +44 (0) 20 7542 4890

Nancy Bobrowitz Senior Vice President Corporate Communications nancy.bobrowitz@reuters.com	Tel: +1 646-223-5220

Note to editors:

Reuters (about.reuters.com) premier position as a global information, news and technology group is founded on its reputation for speed, accuracy, integrity and impartiality combined with continuous technological innovation. Reuters strength is based on its unique ability to offer customers around the world a combination of content, technology and connectivity. Reuters makes extensive use of internet technologies for the widest distribution of information and news. Around 73 million unique visitors per month access Reuters content on some 1,400 Internet websites. Reuters is the world’s largest international text and television news agency with 2,157 journalists, photographers and camera operators in 190 bureaux, serving 151 countries. In 2000 the Group had revenues of £3.59 billion and on 31 December 2000, the Group employed 18,082 staff in 204 cities in 100 countries.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year ended 31 December 2000 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

In addition, Reuters may not be able to complete the acquisition on the terms previously summarised or other acceptable terms, or at all, due to a number of factors, including failure to get applicable regulatory approval or to satisfy other closing conditions.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.